UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from....................to.....................

Commission file number 0-15105


A.  Full title of the plan:

Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Scott & Stringfellow Financial, Inc.
909 East Main Street
Richmond, Virginia 23219





























SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

INDEX


Page Number

 FINANCIAL STATEMENTS

                Independent Auditors' Report                       3
		Statements of Financial Condition -
                December 31, 1996 and 1995                         4

		Statements of Income and Changes in Plan Equity
                Years ended December 31, 1996, 1995, and 1994      5

                Notes to Financial Statements                      6

                Signatures                                        10

                Exhibit 23 - Consent of Independent Auditors






































Independent Auditors' Report


Administrative Committee
Scott & Stringfellow Financial, Inc.
Employee Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


Richmond, Virginia
March 13, 1997






















SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 1996 and 1995


                                                          1996         1995
ASSETS

Investment - 170,619 shares in 1996 and 125,337
        shares in 1995 of Scott & Stringfellow
        Financial, Inc. common stock, at fair
        value (cost of $2,022,607 in 1996 and
        $1,347,631 in 1995 (note 7))                 $ 3,284,416      1,723,410
Cash in trust                                            215,191        149,719
Dividends and interest receivable                         19,465         11,397
Receivable from Scott & Stringfellow
         Financial, Inc. (note 3)                         11,348            627

        Total assets                                 $ 3,530,420      1,885,153

LIABILITIES AND PLAN EQUITY

Due to Scott & Stringfellow Financial, Inc. (Note 3) $   144,723        143,509

Plan equity                                            3,385,697      1,741,644

        Total liabilities and plan equity            $ 3,530,420      1,885,153



See accompanying notes to financial statements.


























SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Years ended December 31, 1996, 1995 and 1994



                                             1996      1995        1994

Investment income:
Dividend income on Scott & Stringfellow
        Financial, Inc. common stock    $   74,310      43,408     25,879
Interest                                     4,483       3,157      1,698
Unrealized appreciation (depreciation) in
 fair value of Scott & Stringfellow
 Financial, Inc. common stock (note 4) 886,030 316,956 -6,868 Realized gains on sales and distributions of investments in Scott & Stringfellow
 Financial, Inc. common stock (note 5)      72,778      15,509     14,004

        Total investment income          1,037,601     379,030     34,713

Participant contributions                  825,364     549,268    426,426

Participant withdrawals                   -218,912    -106,112    -74,142

        Net increase in plan equity      1,644,053     822,186    386,997

Plan equity - beginning of year          1,741,644     919,458    532,461

Plan equity - end of year               $3,385,697   1,741,644    919,458



See accompanying notes to financial statements.






















SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 1996, 1995 and 1994

(1)   Description of the Plan and Significant Accounting Policies

General

The Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan
(the 'Plan') covers all full time and some qualified part-time employees ('Participants') of Scott & Stringfellow Financial, Inc. (the 'Company') and its subsidiaries. The Company believes that the Plan is not presently subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by a committee appointed by the Board of Directors of Scott & Stringfellow Financial, Inc. ('Administrative Committee'). The Trustee of the plan is Mellon Bank, N.A. ('Trustee'). The Trustee may acquire shares of Company stock from the Company or, if directed by the Administrative Committee, by purchase on the open market. The Company has reserved 294,000 shares of its common stock for issuance and purchase by employees under the Plan.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income are recognized as earned; Plan contributions and withdrawals are recognized when incurred; and realized gains or losses on sales and distributions of investments and unrealized appreciation or depreciation of investments are recognized as they occur.

Investments

Marketable investments, including the Plan's investment asset, common stock of Scott & Stringfellow Financial, Inc., are stated at estimated fair value as determined by the Plan's Trustee (generally based upon quoted market prices). Purchases and sales of investments are recorded as of the trade date. The cost of investments sold in each Participant's account is based on the first-in, first-out method.

Federal Income Taxes

The Plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (Section 423). Under
Section 423, neither the Plan nor its participants will incur federal income tax as a result of purchasing Scott & Stringfellow Financial, Inc. common stock under the Plan at not less than 85% of fair market value. Interest and dividend income of the Plan allocated to the Participants are taxed directly to the Participants. Participants disposing of the common stock acquired under the Plan will recognize capital gain or loss and may also have ordinary income under the circumstances specified by Section 423.


(2)	Summary of Significant Provisions of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Contributions

Participants may contribute a minimum of $75 per calendar quarter and a maximum of 15% of quarterly base compensation, subject to the annual purchase limitation of Section 423. During 1996, this limitation was $25,000. All Participant contributions, including reinvestment of dividend and interest income, are invested in the common stock of Scott & Stringfellow Financial, Inc. at 85% of the fair market value, as defined, of the shares on each investment date, which is the last business day of each calendar quarter on which shares of the common stock are traded over-the-counter. Company contributions are made to the plan equal to the difference between participant contributions and the purchase price of Scott & Stringfellow Financial, Inc. common stock when shares are purchased in the open market. There were no Company contributions in 1996, 1995 and 1994.

Participant Accounts

Each participant's account ('Account') is credited with an allocation of shares purchased with the Participant's and Company's contributions and reinvested dividend and interest income allocable to the shares maintained in the
Participant's Account.   Participants are immediately 100% vested in their
Account.   As of December 31, 1996 there were 203 employees participating in the plan.

Withdrawals and Sales

Participants may withdraw from the Plan at any time and may direct the Trustee to either sell or withdraw the shares held in their Account. Participants may make partial withdrawals once per calendar year. Proceeds of shares sold, less expenses of the sale and any required income tax withholding, are remitted to the withdrawing Participant.

Plan Termination

The Plan shall terminate when there are no remaining shares of the Company's common stock reserved for the Plan or at any time at the discretion of the Company's Board of Directors.

(3) Receivable From and Due to Scott & Stringfellow Financial, Inc.

The amounts receivable from Scott & Stringfellow Financial, Inc. at December 31, 1996 and 1995 totaling $11,347 and $627, respectively, represent amounts due as a result of sales of shares of Scott & Stringfellow Financial, Inc. common stock by Participants.

Amounts due to Scott & Stringfellow Financial, Inc. at December 31, 1996 and 1995 totaling $144,723 and $143,509, respectively, represent amounts due for the purchase of 8,408 and 11,848 share, respectively, of Scott & Stringfellow Financial, Inc. common stock. The common stock was acquired at an average per share cost of $17.21 in 1996 and $12.11 in 1995.

(4) Unrealized Appreciation (Depreciation) in Fair Value of Investments

During 1996, 1995 and 1994, the Plan's investment in Scott & Stringfellow Financial, Inc. common stock appreciated (depreciated) as follows:

                                                  Year ended December 31,
                                                  1996     1995      1994
Unrealized appreciation, end of year          $1,261,808   375,778   58,822
Unrealized appreciation, beginning of year       375,778    58,822   65,690

Increase (decrease) in unrealized appreciation $ 886,030   316,956   -6,868

Unrealized appreciation includes the increase in value to Participants as a result of the purchase of shares at 85% of fair market value.

(5) Realized Gains on Sales and Distributions

The aggregate cost and proceeds/market value relating to realized gains on Scott & Stringfellow Financial, Inc. common stock was as follows:

					Proceeds/fair
                                        value at date of               Realized
                                        distribution       Cost          gains
Year ended December 31, 1996:

Sale of common stock                       $ 204,075       147,371       56,704
Distribution of common stock to
 participants                                 90,567        74,493       16,074
 Total                                     $ 294,642       221,864       72,778

Year ended December 31, 1995:

Sale of common stock                       $  30,073        25,674        4,399
Distribution of common stock to
 participants                                 59,489        48,379       11,110
 Total                                     $  89,562        74,053       15,509

Year ended December 31, 1994:

Sale of common stock                       $  73,144        62,182       10,962
Distribution of common stock to
 participants                                 29,297        26,255        3,042
 Total                                     $ 102,441        88,437       14,004



(6) Administrative Expenses

Under the Plan, expenses incurred in the purchase of shares and the expenses of the Trustee are payable by the Company. Expenses incurred in the sale of shares for a withdrawing participant are netted from the proceeds of such sale. All other administrative expenses of the Plan are the responsibility of the Plan. However in 1996, 1995 and 1994, the Company elected to pay for all administrative expenses of the Plan.

(7) Subsequent Event

On February 26, 1997, Scott & Stringfellow Financial, Inc. announced a 3:2 stock split effected in the form of a 50% stock dividend. The stock dividend will be distributed on May 6, 1997 to shareholders of record on April 18, 1997. Share and per share data included in the accompanying financial statements and related notes have not been adjusted for the split.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

By:                                     Date:

/s/ David Plageman                      March 27, 1996
David Plageman
Chairman of the Plan Administration Committee

































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